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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                             TLC VISION CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        Options to Purchase Common Shares
                     Granted Under TLC Vision Corporation's
                     Amended and Restated Stock Option Plan
                         (Title of Class of Securities)

                                    872549100
                (CUSIP Number of Underlying Class of Securities)

                                  Robert W. May
                        Co-General Counsel and Secretary
                             TLC Vision Corporation
                      540 Maryville Centre Drive, Suite 200
                           St. Louis, Missouri, 63141
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

      David Chaikof, Esq.                                Andrew Beck, Esq.
           Torys LLP                                         Torys LLP
Suite 3000, Maritime Life Tower                           237 Park Avenue
    P.O. Box 270, TD Centre                        New York, New York 10017-3142
   79 Wellington Street West                              (212) 880-6000
   Toronto, Ontario M5K 1E2
        (416) 865-0040

                            CALCULATION OF FILING FEE

            ---------------------------------------------------------
            Transaction valuation*               Amount of filing fee
            ---------------------------------------------------------
            $145,086                             $13.35
            ---------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase common shares of TLC Vision Corporation having an aggregate value of $145,086 as of July 15, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0092% of the value of the transaction.

      |_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: |_| Not applicable. Filing party: |_| Not applicable. Form or Registration No.: |_| Not applicable. Date filed:
      |_| Not applicable.

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_| third party tender offer subject to Rule 14d-l.
      |X| issuer tender offer subject to Rule 13e-4.
      |_| going-private transaction subject to Rule 13e-3.
      |_| amendment to schedule 13D under Rule 13d-2.
      |_| Check the following box if the filing is a final amendment reporting the results of the tender offer.

Item 1. Summary Term Sheet

      The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated July 18, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information

      (a) The name of the issuer is TLC Vision Corporation, a corporation organized under the laws of New Brunswick ("TLC Vision" or the "Company"), the address of its international head office is 5280 Solar Drive, Suite 300, Mississauga, Ontario, L4W 5M8, and the telephone number of its international head office is (905) 602-2020. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning TLC Vision") is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange Eligible Options (as defined in the Offer to Exchange) for new options (the "New Options") to purchase common shares of the Company, without nominal or par value (the "Common Shares"), upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and acceptance letter (the "Acceptance Letter") (which together shall constitute the "Offer"), attached hereto as Exhibits (a)(2) and (a)(3).

            The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options and Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of TLC Vision Common Shares") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

      The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction

      (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options and Expiration Date"), Section 3 ("Procedures for Tendering Eligible Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"),
            Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Material Canadian Federal Tax Consequences") and Section 16 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements

      The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

      (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and Section 12 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

      (c) Except as set forth in the Offer to Exchange under Section 9 ("Information Concerning TLC Vision"), Section 18 ("Additional Information") and Section 19 ("Forward Looking Statements"), the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration

      (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
            Section 17 ("Fees and Expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

      (d)   Not applicable.

Item 8. Interest in Securities of the Subject Company

      (a)   Not applicable.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used

      Not applicable.

Item 10. Financial Statements

      (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning TLC Vision") and Section 18 ("Additional Information"), the information set forth on pages 60 to 95 of the Company's Annual Report on Form 10-K for its fiscal year ended May 31, 2001 and the information set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended February 28, 2002 is incorporated herein by reference.

      (b)   Not applicable.

Item 11. Additional Information

      (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b)   Not applicable.

Item 12. Exhibits

      (a)   (1)   Offer to Exchange, dated July 18, 2002.

            (2)   Form of Acceptance Letter for U.S. Optionholders.

            (3)   Form of Acceptance Letter for Canadian Optionholders.

            (4)   Form of Withdrawal Letter for U.S. Optionholders.

            (5)   Form of Withdrawal Letter for Canadian Optionholders.

            (6) Form of Cover Letter to U.S. Optionholders Accompanying Offer to Exchange.

            (7) Form of Cover Letter to Canadian Optionholders Accompanying Offer to Exchange.

            (8)   Stock Option Q&A and Glossary of Terms.

            (9)   Form of Summary of Outstanding Options.

      (b)   Not applicable.

      (d)   (1)   TLC Vision Corporation's Amended and Restated Stock Option
                  Plan.

            (2)   Form of Option Instruments of Grant.

      (g)   Not applicable.

      (h)   Not applicable.

Item 13. Information Required by Schedule 13E-3

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        TLC Vision Corporation



                                        By: /s/ Robert W. May
                                            ------------------------------------
                                            Robert W. May
                                            Co-General Counsel and Secretary

                                INDEX OF EXHIBITS

Exhibit
 Number     Description of Exhibit
-------     ----------------------

(a)   (1)   Offer to Exchange, dated July 18, 2002.

      (2)   Form of Acceptance Letter for U.S. Optionholders.

      (3)   Form of Acceptance Letter for Canadian Optionholders.

      (4)   Form of Withdrawal Letter for U.S. Optionholders.

      (5)   Form of Withdrawal Letter for Canadian Optionholders.

      (6) Form of Cover Letter to U.S. Optionholders Accompanying Offer to Exchange.

      (7) Form of Cover Letter to Canadian Optionholders Accompanying Offer to Exchange.

      (8)   Stock Option QA and Glossary of Terms.

      (9)   Form of Summary of Outstanding Options.

(b)   Not applicable.

(d)   (1)   TLC Vision Corporation's Amended and Restated Stock Option Plan.

      (2)   Form of Option Instruments of Grant.

(g)   Not applicable.

(h)   Not applicable.